August 6, 2008.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-0306

RE:                              Dividend Capital Total Realty Trust, Inc.

                                                Form 10-K for the year ended December 31, 2007

                                                Filed on March 28, 2008

                                                File No. 000-52596

Ladies and Gentlemen:

On behalf of Dividend Capital Total Realty Trust, Inc., a Maryland corporation (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to John E. Biallas, Chief Financial Officer of the Company, dated June 20, 2008 (the “Comment Letter”), in connection with the Company’s annual report on Form 10-K filed with the Commission on March 28, 2008.  The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

Investments in Real Property, page F-9

1.                                      The value of above market leases should be determined based upon the remaining non-cancelable lease term and should be amortized over that same term rather than the estimated remaining expected terms of the leases, which may include renewals.  However, the value of below market leases should be based on the remaining non-cancelable lease term plus any fixed rate renewal options, if applicable.  The resulting value would be amortized over the remaining non-cancelable lease term plus any fixed rate renewal periods, if applicable.  Please tell us how the utilization of this methodology versus your utilization of the remaining non-cancelable term of the leases would have impacted the financial statements.

RESPONSE 1

The Company’s historic accounting policy for below market leases did not consider fixed rate renewal periods.  The Company has calculated a revised intangible lease liability for below market leases considering fixed rate renewal periods.  The Company has considered this difference utilizing Staff Accounting Bulletin (SAB) No. 99, Materiality.  Based on this analysis, the Company has concluded such amount is quantitatively and qualitatively immaterial to its consolidated financial statements for all periods affected.   The Company has updated its policy to incorporate consideration of fixed rate renewal periods for below market leases for future investments in real property. In accordance with SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements, and APB No. 28, Interim Financial Reporting, the Company will record and disclose this immaterial adjustment to the consolidated financial statements during the period ending June 30, 2008 in connection with filing its Form 10-Q for the second quarter of 2008.

Note 9. Financing Obligations, page F-23

2.                                      Please clarify the terms surrounding the sale of undivided tenancy-in-common interests.  We note that an option was granted to the OP to repurchase the undivided interests after a certain period of time in exchange for OP units.  Please tell us if the option to repurchase is less than, equal to or more than the sale price of the interests.  In addition, advise us how you will go about determining the amount of OP units issued upon exercise of the purchase option.

RESPONSE 2

                                                The Company is structured as an “UPREIT,” whereby the Company owns a controlling interest in its operating partnership (the “OP”), through which it owns and operates all of the Company’s assets. The OP has an active private placement program, whereby the OP sells undivided tenancy-in-common interests (the “TIC interests”) in certain of its real properties. The OP maintains a purchase option to repurchase the TIC interests at fair market value, and the purchase option is typically exercisable 24 to 36 months following the date of the last TIC interest sale. Fair market value of the repurchase option is determined by the Company’s Board of Directors. Therefore the repurchase option price may be above, below or equal to the price for which the TIC interests were originally sold. Holders of the TIC interests generally have rights to obtain an appraisal if they wish to challenge the fair market value as part of the purchase option process.

Pursuant to the terms of the option, the Company currently utilizes the same per unit price as the Company’s shares of common stock that are being sold in its primary offering when determining the amount of OP units issued upon exercise of the purchase option.  The Company currently offers its shares of common stock in its continuous offering at a fixed price equal to $10.00 a share.

Certifications

3.                                      We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.  Some of the discrepancies include the identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual, replacing the word “report” with “annual report” in paragraph 3, and the omission of introductory language referring to internal control over financial reporting in paragraph 4.  Please amend your annual report to file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.  Please note that you may file an abbreviated amendment that consists of cover page, explanatory note, signature page and the certification.

RESPONSE 3

                                                The Company respectfully acknowledges the Staff’s comment and upon final resolution of the Staff comments, the Company will submit an abbreviated amendment to its previously filed Form 10-K for the year ended December 31, 2007 and Form 10-Q for the period ended March 31, 2008, as requested, in order to file management’s certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

* * * *

Acknowledgment Statement

In response to the Staff’s request, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please call me at 303-285-0371.

Very truly yours,

/s/ John E. Biallas
John E. Biallas
Chief Financial Officer and Treasurer